Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) hereby informs that the merger between Banco Itaú Chile (“BIC”) and CorpBanca (“CorpBanca”), pursuant to the Transaction Agreement which was disclosed to the market through a notice of material fact dated January 29, 2014 (the “Merger”), was approved by the shareholders of CorpBanca in the Extraordinary General Meeting held today. Therefore, as controlling shareholder of BIC, Itaú Unibanco will approve the Merger in BIC’s Extraordinary General Meeting to be held on June 30, 2015.

As previously disclosed, the Merger shall be implemented as a merger of BIC with and into CorpBanca, resulting in an ownership by Itaú Unibanco of 33.58% of the shares of the merged bank.

Considering the approval of the Merger by the shareholders of CorpBanca and BIC, the transaction shall now be analyzed by the competent regulatory authority in Chile, the Superintendencia de Bancos e Instituciones Financieras (“SBIF”). The approval by SBIF shall be in addition to the other necessary regulatory approvals already obtained from the competent regulatory authorities in Brazil, Colombia and Panama, being the involved parties’ intention to conclude the Merger by early January 2016.

The conclusion of the Merger shall benefit the shareholders of BIC and CorpBanca as follows:

(i)
creation of one of the strongest financial institutions of Latin America, with approximately US$ 48 billion in assets, a total credit portfolio of approximately US$ 33 billion and approximately US$ 28 billion in deposits;

(ii)	a larger customer service network, with 226 branches in Chile and 172 branches in Colombia;
(iii)	improvement in funding costs and leverage capacity of Level 1 capital; and
(iv)	annual synergies estimated in US$ 100 million before taxes after the conclusion of the integration of the banks.

The Merger is aligned with Itaú Unibanco’s commitments with long-term creation of value and sustainable performance and with its Latin America expansion strategy, consolidating its leadership position in such market, especially by establishing a stronger presence in Colombia’s banking sector.

São Paulo (SP), June 26, 2015.

MARCELO KOPEL
Investors Relations Officer